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                                  UNITED STATES

                       SECUTITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         Richmond County Financial Corp.
                    -------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.01 per share
                 -------------------------------------------
                         (Title of Class of Securities)

                                   764556-10-6
                      ---------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                    --------------------------------------
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      /x/   Rule 13d-1  (b)
      / /   Rule 13d-1  (c)
      / /   Rule 13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)


                                Page 1 of 5 pages

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------------------------   ------------------------   -----------------------
CUSIP NO.  764556-10-6               13G/A                Page 2 of 5 Pages
------------------------   ------------------------   -----------------------

----        -----------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Richmond County Savings Bank
            Employee Stock Ownership Plan

----        -----------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) /__/
                                                            (b) /__/

----        -----------------------------------------------------------------
3           SEC USE ONLY

----        -----------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION
            New York chartered stock savings institution's employee stock benefit plan organized in New York.

-------------------   -----   -----------------------------------------------
     NUMBER OF          5     SOLE VOTING POWER
       SHARES                      1,796,802
   BENEFICIALLY
     OWNED BY         -----   -----------------------------------------------
      EACH              6     SHARED VOTING POWER
    REPORTING                        299,018
      PERSON
       WITH           -----   -----------------------------------------------
                         7     SOLE DISPOSITIVE POWER
                                    2,095,820
                      -----   -----------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                                       -0-
----        -----------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,095,820

----        -----------------------------------------------------------------
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

----        -----------------------------------------------------------------
11          PERCENT  OF  CLASSREPRESENTED  BY  AMOUNT  IN  ROW 9
               7.8% of 26,759,235 shares of Common Stock outstanding as of December 31, 2000.

----        -----------------------------------------------------------------
12          TYPE OF REPORTING PERSON*
                  EP

-----------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Page 2 of 5 pages

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                       RICHMOND COUNTY SAVINGS FOUNDATION

                                 SCHEUDLE 13G/A

Item 1(a)   Name of Issuer:
            Richmond County Financial Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
            1214 Castleton Avenue
            Staten Island, New York 10310

Item 2(a)   Name of Person Filing:
            Richmond County Savings Bank
            Employee Stock Ownership Plan
            Trustee: RSGroup Trust Company
                     c/o Retirement Systems Consultants
                         317 Madison Avenue
                         New York, New York 10017-5201

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
            1214 Castleton Avenue
            Staten Island, New York 10310

Item 2(c)  Citizenship:  New York  chartered  stock savings institution's employee stock benefit plan organized in New York.

Item 2(d) Title of Class of Securities: Common Stock, par value $0.01 per share.

Item 2(e)   CUSIP Number: 764556-10-6

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4 Ownership: As of December 31, 2000, the reporting person beneficially owned 2,095,820 shares of the issuer. This number of shares represents 7.8% of the common stock, par value $0.01, of the issuer, based upon 26,759,235 shares of such common stock outstanding as of December 31, 2000. As of December 31, 2000, the reporting person has sole power to vote or to direct the vote of 1,796,802 of the shares and shares voting power over 299,018 shares. The reporting person has the sole power to dispose or direct the disposition of 2,095,820 shares of common stock.


                                Page 3 of 5 pages

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Item 5      Ownership of Five Percent or Less of a Class.

            N/A

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            N/A

Item 8      Identification and Classification of Members of the Group.

            N/A

Item 9      Notice of Dissolution of Group.

            N/A

                                Page 4 of 5 pages

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Item 10     Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 06, 2001
                ---------------------------------------------
                                     (Date)

                               /s/ Scott Ridenour
                ---------------------------------------------
                                   (Signature)

                                 Scott Ridenour
                         RSGroup Trust Company, as Trustee
          ----------------------------------------------------------
                                  (Name/Title)

                                Page 5 of 5 pages